United States
                     SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                               FORM 12b-25


                      NOTIFICATION OF LATE FILING


 [ ]Form 10-K  [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q  [ ]Form N-SAR


              For Period Ended: July 2, 2000



              [ ] Transition Report on Form 10-K
              [ ] Transition Report on Form 20-F
              [ ] Transition Report on Form 11-K
              [ ] Transition Report on Form 10-Q
              [ ] Transition Report on Form N-SAR

For the Transition Period Ended: ____________________________



PART I - REGISTRANT INFORMATION


Commission file number:     0-9023

                        COMDIAL CORPORATION
                     (Full Name of Registrant)

  P. O. Box 7266
  1180 Seminole Trail; Charlottesville, Virginia 	22906-7266
   (Address of principal executive offices)           (Zip Code)

Registrant's telephone number, including area code:(804) 978-2200

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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition
[x} report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     On July 27, 2000, Comdial Corporation (the "Company") announced it had discovered that a sale during the first quarter 2000, to one of its distributors which included special return terms. This sale and the associated terms necessitate a restatement of the Company's first quarter 2000 financial results. This will reduce the first quarter's net sales by $2.7 million.
The Company intends to file an amendment to its Form 10-Q for the first quarter of 2000 reflecting this restatement upon completion of a review by the Company of the transaction. The ongoing review of the transaction described above, and the steps taken to restate the Company's Form 10-Q for the first quarter 2000 have required the attention of the Company's financial and accounting personnel and delayed the completion of its Form 10-Q for the second quarter.

     For the reasons set forth above, the Company's inability to file timely its Quarterly Report on Form 10-Q for the Quarter ended July 2, 2000 could not be eliminated by the Company do to the ongoing review. The Company will file the subject Quarterly
Report on Form 10-Q no later than the fifth calendar day after the prescribed due date of the report.

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       Paul K. Suijk                   804         978-2501
           (Name)                  (Area Code) (Phone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify report(s).          [X]  Yes        [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be
     included in the subject report or portion thereof?   [X] Yes
     [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company will report a net loss of $6.7 million, or $0.72 per share, for the second quarter of 2000, compared to net income of $1.3 million, or $0.14 per share, reported for the same period in 1999. For the six months ended July 2, 2000, the Company will report a net loss of $6.3 million, or $0.69 per share, compared to net income of $1.7 million, or $0.19 per share, for the six months ended July 4, 1999.



                            SIGNATURES

                        Comdial Corporation
            (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date:  August 17, 2000         By: /s/ Paul K. Suijk
                                   Paul K. Suijk
                                   Senior Vice President and
                                   Chief Financial Officer


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